

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Mr. Richard R. Allen
Chief Financial Officer
HCI Group, Inc.
5300 West Cypress St., Suite 100
Tampa, FL 33607

> **Re:** **HCI Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 1, 2015**
> **File No. 001-34126**

Dear Mr. Allen:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2014

Risk Factors

1. We note that substantially all of your revenues to date are derived from your "take-out" program relating to policies assumed from Citizens and HomeWise. Please provide a risk factor discussing the risks relating to your substantial dependence on these policy assumptions, including any restrictions relating to changes in premiums and the availability of future "take-outs."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013
Revenue
Gross Premiums Earned, page 32

2. Please provide us proposed disclosure to be provided in future periodic reports that indicates the types and number of policies assumed in each of your assumptions for each period presented and any other information you feel will give a better understanding relating to the increase in revenues from period to period as your current disclosure is vague.

Critical Accounting Policies and Estimates
Description of Ultimate Loss Estimations Methods, page 43

3. As noted in your risk factor on page 11, the fact that your business is concentrated in the state of Florida subjects you to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and tornados. However, you indicate on page 43 that you use industry data found in current A.M. Best's Aggregates and Averages – Property/Casualty – United States & Canada in your loss estimation methods and assume that your loss development patterns will be reasonably consistent with industry averages. In this regard, please explain to us why using national (U.S. and Canada) aggregates and averages in the Property/Casualty Industry is appropriate to assist in the projection of your ultimate losses.

4. You also indicate that you have limited loss experience thus selected loss development factors based on the industry data noted above in our previous comment. Please tell us why the loss experience you have generated since inception is not sufficient enough to assist in the projection of your ultimate losses. We noted your disclosure that a substantial portion of your losses and loss adjustment expenses are fully settled and paid within 90 days of the claim receipt date.

Notes to Consolidated Financial Statements
Note 19. Regulatory Requirements and Restrictions, page 99

5. Please provide us proposed disclosure to be included in future filings to address the following:

• Although you disclose on page 101 that your insurance subsidiaries currently exceed the minimum risk-based capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in your proposed disclosure.

- Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2014 or otherwise disclose how you current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by HCI to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Part III
Policies for Approval or Ratification of Transactions with Related Person

6. We refer to your definitive proxy statement incorporated by reference to your Form 10-K. You disclose that your policy for approval or ratification of transactions with related persons is set forth in your Corporate Governance Guidelines. However, we note that the guidelines on your corporate website do not appear to be consistent with your disclosure. Specifically, you state in the proxy that your policy applies to "related persons," whereas your guidelines apply only to transactions involving directors. Please advise and, if applicable, provide us with draft disclosure for Item 13 for your next Annual Report on Form 10-K revising the discussion of your policy for approval or ratification of transactions with related persons.

Form 10-Q for the quarterly period ended March 31, 2015
Results of Operations
Comparison of the Three Months ended March 31, 2015 to the Three Months ended March 31, 2014
Revenues, page 30

7. Your gross premiums earned increased approximately $16 million or 17% from the year ended December 31, 2014 however your premiums ceded decreased by 4%. Please explain to us the reason for the decrease in premiums ceded and if this is a future trend in the way you are managing your risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at 202-551-8336 or Dan Greenspan at 202-551-3623 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Daniel Greenspan for

Jim B. Rosenberg
Senior Assistant Chief Accountant